Exhibit 21

SUBSIDIARIES OF REGISTRANT

The Company has four wholly-owned subsidiaries at July 30, 2016. Village Super Market of PA, Inc. is organized under the laws of Pennsylvania. Village Super Market of NJ, LP and Hanover and Horsehill Development, LLC are organized under the laws of New Jersey. Village Super Market of Maryland, LLC is organized under the laws of Maryland.

The financial statements of all subsidiaries are included in the Company’s consolidated financial statements.